EXHIBIT 99.1

Westport Announces the Resignation of Chief Financial Officer Richard Orazietti and Appoints William Larkin as Successor

VANCOUVER, British Columbia, Sept. 30, 2022 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport” or the “Company”) (TSX: WPRT / Nasdaq: WPRT) today announced the resignation of its Chief Financial Officer (CFO), Richard Orazietti, for personal reasons. Mr. Orazietti will continue in his capacity as CFO until November 30, 2022, following the release of Westport’s third quarter 2022 results, to ensure a smooth transition and the seamless transfer of duties and responsibilities.

“On behalf of myself and the Board, I would like to thank Richard for his commitment and significant contributions to Westport,” said David Johnson, Chief Executive Officer of Westport. “Since joining in 2019, Richard led Westport through a critical period and has positioned us for long-term success by strengthening our financial position. Richard has been a valuable member of our management team, and we wish him well in the future,” he added.

“I am proud of how our team successfully refinanced Westport providing a solid balance sheet to expand and drive growth with the continued development of our revolutionary H2 HPDI™ fuel system despite many headwinds during my tenure,” said Richard Orazietti. “I would like to thank my team for their efforts in the ongoing initiatives to enhance risk management and compliance processes and further building on the foundations of a strong finance function. My resignation was a difficult decision for me, but I have the utmost confidence in the future of Westport and would like to sincerely thank the Board and David for the opportunity to serve as CFO, with a talented group of colleagues, in a sector I truly believe in.”

Succeeding Richard Orazietti is William Larkin, a seasoned finance executive with more than fourteen years in the CFO role in both public and private companies. His experiences span a diverse set of corporate environments ranging from entrepreneurial start-ups, high growth small caps and mature enterprises across various industries focusing on corporate development, finance, and strategy. Most recently, he served as CFO of Akumin, Inc. He is returning to Westport having served as CFO of Westport Fuel Systems Inc. (then known as Westport Innovations Inc.) from 2010 through 2014, and he also served in progressively senior positions at Fuel Systems Solutions, Inc., including CFO. Mr. Larkin began his career as a Certified Public Accountant with Deloitte & Touche and is a veteran of the US Army; he has a Bachelor of Science degree in accounting from the University of Southern California.

“Bill is a well-respected and experienced finance leader, and we look forward to welcoming him back to the Westport team,” continued David Johnson. “The deep industry experience and capabilities that he brings will be instrumental in Westport realizing our growth and profitability goals.”

William Larkin joins Westport in October 2022 and will work closely with Richard Orazietti to ensure a smooth transition.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

For more information contact:

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T: +1 604-718-2046
E: invest@wfsinc.com

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E: media@wfsinc.com